EXHIBIT 99.2

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-25

 Mercator Minerals Amends Mineral Park Credit Facility and Closes
Bought Deal Equity Financing

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Vancouver, British Columbia – October 23, 2012– Mercator Minerals Ltd. (TSX:ML) (“Mercator” or the “Company”), is pleased to announce that its wholly-owned subsidiary, Mineral Park Inc. (“MPI”), has executed an amendment to its MPI credit facility (see October 1, 2012 press release).  In conjunction with the refinancing, Mercator has also closed its previously announced bought deal private placement of 55,775,000 common shares of Mercator at a price of $0.52 per common share for gross proceeds of approximately C$29 million (“Private Placement”) through a syndicate of underwriters led by Haywood Securities Inc. and RBC Capital Markets, and including BMO Capital Markets, Canaccord Genuity Corp., Paradigm Capital Inc. and Raymond James Ltd.

The Company plans to use the net proceeds of the Private Placement to reduce Mineral Park Inc.’s working capital deficit and for general corporate purposes.  As required to meet the conditions of the amended MPI credit facility, Mercator has executed a guarantee of the amended MPI credit facility and has arranged to provide Private Placement proceeds to MPI in the amount of US$20 million.

The common shares sold under the Private Placement are subject to a hold period and may not be traded until February 24, 2013, except as permitted by applicable securities legislation and the rules and policies of the Toronto Stock Exchange.

Bruce McLeod and Stephen Quin, both of whom are directors of Mercator, acquired 100,000 and 40,000 common shares respectively as subscribers under the Private Placement.    The participation by Messrs McLeod and Quin is considered to be a "related party transaction" as defined under Multilateral Instrument 61-101 ("MI 61-101").  The transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the securities being issued nor the consideration paid exceeds 25% of Mercator's market capitalization.

The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the

State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:
D. Bruce McLeod, P.Eng.	David Jan, CA
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng.
President and CEO

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of the Company’s business strategy, future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, financing plans, mine operations, projected mine life, and discussions of future plans, projections and objectives.  These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, unavailability of financing, delays in the receipt of government approvals, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; and (2) any financing needed will be available on reasonable terms. The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on SEDAR (www.sedar.com). The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.